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SEC FILE NUMBER
8-53038

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Municipal Capital Markets Group, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5220 Spring Valley Road Ste 522
(No. and Street)

Dallas	TX	75254
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Karen M. Woodliff	972.663.6552	kwoodliff@municapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Moss Adams LLP
(Name – if individual, state last, first, and middle name)

14555 Dallas Parkway Ste 300	Dallas	TX	75204
(Address)	(City)	(State)	(Zip Code)

10/16/2003	659
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Fred R. Cornwall__ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Municipal Capital Markets Group, Inc.__ , as of __December 31__ , 2023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



KAREN M. WOODLIFF
Notary Public, State of Texas
Comm. Expires 05-19-2027
Notary ID 124565140

Signature:

Title:
__President__

Karen M. Woodliff
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MUNICIPAL CAPITAL MARKETS GROUP, INC.

REPORT PURSUANT TO RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2023



Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of
Municipal Capital Markets Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Municipal Capital Markets Group, Inc. (the Company) as of December 31, 2023, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplemental Information

The supplemental information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedule I is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
February 27, 2024

We have served as the Company's auditor since 2016.

MUNICIPAL CAPITAL MARKETS GROUP, INC.
Statement of Financial Condition
December 31, 2023

ASSETS

Cash and cash equivalents	$	1,567,829
Deposit with clearing broker-dealer		103,314
Investments, at fair market value		843,631
Receivable from related party		116,998
Other receivables		161,689
Office equipment, net		9,446
Right-of-use assets		277,959
Other assets		13,068
Total Assets	$	3,093,934

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	161,896
Commissions payable		855,752
Lease liabilities		298,306
Total Liabilities		1,315,954
Stockholders' Equity		
Common stock - authorized 200,000 shares of $.01 par value; 104,903 shares issued and 74,903 shares outstanding		1,049
Treasury stock, 30,000 shares at par value		(300)
Additional paid-in capital		827,820
Retained earnings		949,411
Total Stockholders' Equity		1,777,980
Total Liabilities and Stockholders' Equity	$	3,093,934

The accompanying notes are an integral part of these financial statements.

MUNICIPAL CAPITAL MARKETS GROUP, INC.
Statement of Income
For the Year Ended December 31, 2023

Revenues

Underwriting income	$	1,109,036
Financial advisory services		5,555,502
Placement fee revenues		239,148
Revenue from the sale of investment company shares		187,119
Dividend and interest income		7,279
Investment income		22,812
Other income		10,550
Total Revenues		7,131,446

Expenses

Commissions, salary, and benefits	5,414,174
Brokerage and clearance fees	24,238
Communications	14,722
Occupancy and equipment costs	112,265
Promotional costs	20,225
Data processing costs	36,245
Regulatory fees and expenses	62,470
Underwriting expenses	165,306
Other expenses	189,420
Total Expenses	6,039,065
Income before income taxes	1,092,381
State income tax expenses	50,413
Net Income	$ 1,041,968

The accompanying notes are an integral part of these financial statements.

MUNICIPAL CAPITAL MARKETS GROUP, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2023

	Shares Issued	Common Stock	Treasury Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at December 31, 2022	104,903	$ 1,049	$ (300)	$ 827,820	$ 477,443	$ 1,306,012
Capital distributions	-	-	-	-	(570,000)	(570,000)
Net income	-	-	-	-	1,041,968	1,041,968
Balances at December 31, 2023	104,903	$ 1,049	$ (300)	$ 827,820	$ 949,411	$ 1,777,980

The accompanying notes are an integral part of these financial statements.

MUNICIPAL CAPITAL MARKETS GROUP, INC.
Statement of Cash Flows
For the Year Ended December 31, 2023

Cash flows from operating activities

Net income	$ 1,041,968
Adjustments to reconcile net income to net cash	
provided by operating activities:	
Depreciation	3,540
Decrease in right-of-use asset	(13,400)
Changes in operating assets and liabilities:	
Increase in deposit with clearing broker	(1,711)
Net change in investments	(713,747)
Increase in related-party receivables	(132,589)
Decrease in other receivables	(225,141)
Increase in prepaids	21,529
Increase in accounts payable and accrued expenses	112,167
Decrease in commissions payable	295,321
Decrease in right-of-use liability	12,524
Net cash provided (used) by operating activities	400,461

Cash flows from investing activities

Purchase of furniture and office equipment	(2,533)
Net cash provided (used) by investing activities	(2,533)

Cash flows from financing activities

Capital distributions	(461,860)
Net cash provided (used) by financing activities	(461,860)

Net increase in cash and equivalents	(63,932)
Cash and equivalents at beginning of year	1,631,761
Cash and equivalents at end of year	$ 1,567,829

Supplemental schedule of cash flow information

Cash paid during the year for income taxes	$ 50,488
Right-of-use asset obtained in exchange for lease liability	$ 109,273
Non-cash capital distributions	$ 108,140

The accompanying notes are an integral part of these financial statements.

Note 1 -   Summary of Accounting Policies

Municipal Capital Markets Group, Inc. (the "Company") is registered with the Securities Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").   The Company is a securities broker-dealer and operates under the exemption provision of SEC Rule 15c3-3(k)(2)(ii) and otherwise limits its business activities to effecting securities transactions via subscription on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. Its primary activities are underwriting bond issues and providing financial advisory services for tax-exempt entities throughout the United States. The Company generally makes distributions to its stockholders each year to cover their personal income tax liabilities that arise from their share of the Company's taxable income.

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

Cash and Cash Equivalents

For purposes of the statement of cash flows, all highly liquid instruments purchased with a maturity of three months or less are considered to be cash equivalents.

Deposit with Clearing Broker-Dealer

Deposit with clearing broker-dealer represents cash required to be maintained at the clearing broker-dealer for clearing and trading activities. The Company conducts business with one clearing broker-dealer for its underwriting activities.

Investments, at fair market value

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Other Receivables

Receivables are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for credit losses on these receivables.   The Company takes into consideration the composition of the receivables, current economic conditions, the estimated net realizable value of the underlying collateral, historical loss experience, delinquency, and bankrupt accounts when determining management's estimate of probable credit losses and the adequacy of the allowance for credit losses. If the allowance for credit losses is determined to be inadequate, then a provision would be recorded to maintain adequate reserves based on management's evaluation of the risk inherent in the receivables. Receivables were $161,689 and $29,100 as of December 31, 2023, and December 31, 2022, respectively.

Note 1 - Summary of Accounting Policies (Continued)

Depreciation and Amortization

Office equipment is depreciated using the straight-line method over estimated useful lives ranging from three to seven years.

Leases

The Company enters into operating lease agreements to obtain the right-of-use (ROU) assets for its business operation, substantially all of which are real estate. Lease liabilities and ROU assets are recognized when the Company enters into operating leases and represent its obligations and rights to use these assets over the period of the leases and may be re-measured for certain modifications, resolution of certain contingencies involving variable consideration, or the Company's exercise of options (renewal, extension, or termination) under the lease.

Operating lease liabilities include fixed and in-substance fixed payments for the contractual duration of the lease, adjusted for renewals or terminations which were deemed reasonably certain of exercise when measured. The lease payments are discounted using a rate determined when the lease is recognized. As the Company typically does not know the discount rate implicit in the lease, the Company estimates a discount rate that it believes approximates a collateralized borrowing rate for the estimated duration of the lease. The discount rate is updated when re-measurement events occur. The related operating lease ROU assets may differ from operating lease liabilities due to initial direct costs, deferred or prepaid lease payments and lease incentives.

The Company presents operating lease related liabilities within lease liabilities and the related operating lease ROU assets in lease right of use assts in the Statement of Financial Condition.

Some of the Company's operating leases include variable lease payments which are periodic adjustments of the Company's payments for the use of the asset based on changes in factors such as consumer price indices, fair market value, tax rates imposed by taxing authorities, or lessor cost of insurance.

Lessees have the option not to recognize short-term leases on their balance sheets provided there is no underlying purchase option or a reason to economically compel the lessee to renew the lease. The Company has no short-term leases at December 31, 2023.

Each right to use and underlying asset conveyed by a lease arrangement should generally be considered a separate lease component if it both: (i) can benefit the Company without depending on other resources not readily available to the Company and (ii) does not significantly affect and is not significantly affected by other rights of use conveyed by the lease. The Company has elected, for all of its leases, to not separate lease and nonlease

Note 1 -   Summary of Accounting Policies (Continued)

Leases (Continued)

components. Each lease component is accounted for separately from other lease components, but together with the associated nonlease components. The Company accounts for amounts paid for maintenance or other services as lease payments.

Income Taxes

The Company has elected "S" Corporation status under the Internal Revenue Code, which provides for profits and losses of the Company to be recognized on the stockholders' personal income tax returns for Federal income tax purposes. State income tax expense consists of Texas franchise taxes, Colorado state income taxes, and New York state income taxes.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 -   Revenue from Contracts with Customers

Revenue from contracts with customers includes commission income and fees from investment banking and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Investment Banking

Underwriting Fees. The Company underwrites securities for business entities and governmental entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Revenue is recognized on the settlement date (the date on which the transaction is funded and closed) for the portion the Company is contracted to buy. The Company believes that the settlement date is the appropriate point in time to recognize revenue for securities underwriting transactions because at this point all performance obligations have been satisfied and any variable constraint has been lifted.

Note 2 -   Revenue from Contracts with Customers (Continued)

Financial Advisory Fees. The Company serves as a financial advisor for business entities and governmental entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as a financial advisor. Revenue is recognized on the settlement date (the date on which the transaction is funded and closed) for the agreed upon amount in the related contract. The Company believes that the settlement date is the appropriate point in time to recognize revenue for financial advisory fees because at this point all performance obligations have been satisfied and any variable constraint has been lifted. Additionally, advisory income is revenue received when acting as a municipal advisor to a municipal entity. This revenue can be based on hours worked or agreements for special projects.

Placement Agent Fees. The Company serves as a placement agent for business entities and governmental entities that want to raise funds through a loan. Revenue is recognized on the settlement date (the date on which the transaction is funded and closed) for the agreed upon amount. The Company believes that the settlement date is the appropriate point in time to recognize revenue for placement agent fees because at this point all performance obligations have been satisfied and any variable constraint has been lifted.

Sales of Investment Company Shares. The Company earns its revenue from the sale of investment company shares, which includes commissions earned from the sale of open-end mutual funds. Commissions paid by the investment company are based on a percentage of the amount charged to the customer. Annual trailing commissions are based on the market value of investments.

The Company believes that its performance obligation is the sale of securities to investors and, as such, this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date, and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the fair value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually quarterly or monthly.

The economic conditions affecting the Company's operations are related to the overall trends of the economy and its impact on districts and municipalities.

Note 3 -   Fair Value

Financil Accountng Standards Board (FASB) Accounting Standards Codification (ASC) 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1. Quoted prices (unadjusted in active markets for identical assets or liabilities that the Company can access at the measurement date).
Level 2. Inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly.
Level 3. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair values requires more judgement. Accordingly, the degree of judgement exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Investments, at fair market value consist of municipal bonds and are classified as Level 2 in the fair value hierarchy.

Investments, at fair Value		
Level 1		
US Treasury B, 1/25/24	$	409,368
Equity Investments		94,329
Level 2		
Build NYC Revenue Bonds, Series 2023		339,934
Total	$	843,631

Note 4 - Receivable from Related Party & Capital Distributions

Capital distributions to stockholders can be made under a capital distribution policy approved by the Company's board of directors. Periodic distributions approved by the board of directors are made to enable stockholders to pay federal income taxes on Company profits.

At December 31, there is a receivable from a related party of $116,998 due from a shareholder for legal expenses. Total reimbursement due from shareholder related to legal expenses for the year ended December 31, 2023, was $225,000 and is included in other expenses in the accompanying statement of income.

Note 5 - Net Capital

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2022, the Company had net capital of approximately $1,449,032 and net capital requirement of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.7163 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 6 - Operating Leases

The Company leases office space under non-cancellable operating leases expiring between May 2026 and December 2026. Minimum future rental payments on operating leases at December 31, 2023 are displayed in the following table. Information on the remaining average lease term and discount rate are also included below.

Some of the Company's leases contain renewal options. The Company does not include renewal or termination options in the establishment of the lease term when it is not reasonably certain that the Company will exercise them. Operating lease expense for all leases was approximately $112,265 for the year ended December 31, 2023. The weighted average term of the leases is 2.25 years.

Year Ending December 31,	Lease Payments
2024	$ 110,364
2025	111,680
2026	90,071
Total lease payments	312,115
Less: imputed interest	13,809
Total operating lease liabilities	$ 298,306

Weighted Average Discount Rate: 3.23%

Note 7 -   Off-Balance Sheet and Concentration Credit Risks

The Company is subject to credit risk to the extent any broker-dealer with which the Company conducts business is unable to deliver cash balances or securities, or clear security transactions on the Company's behalf. The Company believes the likelihood of loss under these circumstances is remote.

The Company's financial advisory services may be concentrated in a few transactions in a given year. However, the Company is not dependent on any one client or group of clients from year to year. During the year ended December 31, 2023, the Company had three clients that represented approximately 50% of advisory revenues and four customers that represented approximately 100% of underwriting revenues.

The Company had four customers that represented 81% of accounts receivable at December 31, 2023.

The Company at times may have cash deposits with banks in excess of federally insured limits. The Company has not experienced any losses and believes the institution with which it does business is of high credit quality.

Note 8 -   Risks and Uncertainties

In the normal course of business, the Company is involved in the execution of various underwriting and advisory transactions that are subject to the risk of counterparty or nonperformance. The settlement of these transactions is not expected to have a material effect on the Company's financial condition or results of operation.

Note 9 -   Commitments and Contingencies

The Company may become involved in various legal matters and regulatory inquiries or examinations in the ordinary course of business. In accordance with FASB ASC 450 - Contingencies, the Company accrues for legal proceeding, inclusive of legal costs, when losses become probable and reasonably estimable. As of the end of each applicable reporting period, the Company reviews each legal proceedings to determine whether it is probable, reasonably possible, or remote that a liability has been incurred and, if it is at least reasonably possible, whether a range of loss can be reasonably estimated under the provisions of FASB ASC 450-20. In instances where the Company determines that a loss is probable and can reasonably estimate a range of loss with respect to such a matter, the Company records an accrual for the amount within the range that constitutes best estimate of the possible loss. When a loss is reasonably possible, but not probable, no accrual is recorded, but estimate of the possible range of loss is disclosed, where such estimate can be made in accordance with FASB ASC 450-20.

Note 9 -   Commitments and Contingencies (Continued)

As of December 31, 2023, the Company was named in one legal matter related to the Arizona Industrial Development Authority Harvest Gold Silica Project Revenue Bonds, Series 2019 with Greenwich Investment Management, Inc. ("GIM"). The Complaint alleges that GIM purchased the Bonds based on false, misleading, and incomplete information.

At December 31, 2023, the status of the litigation is ongoing. The parties have served initial disclosures and made document production. The management of the Company does not believe that a loss is probable. It is reasonably possible that loss could occur; however, an estimate or a range of loss cannot be determined. Accordingly, no contingency has been accrued as of the year-end. However, it is possible that the ultimate resolution of the matter, if unfavorable, may be material to the results of the Company.

The Company does not have any guarantees or other commitments as of December 31, 2023.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

Schedule I

MUNICIPAL CAPITAL MARKETS GROUP, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2023

COMPUTATION OF NET CAPITAL

Total stockholders' equity qualified for net capital		$ 1,777,980
Add:		
Other deductions or allowable credits		-
Total capital and allowable subordinated liabilities		1,777,980
Deductions and/or charges:		
Related party receivable	$ 116,998	
Other receivables	161,689	
Office equipment, net	9,446	
Other assets	13,068	(301,202)
Net capital before haircuts on securities positions		1,476,778
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(c)(2))		27,746
Net capital		$ 1,449,032

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:		
Accounts payable and accrued expenses		$ 161,896
Commission payable		855,752
Lease liability (amount not offset by lease asset)		20,348
Total aggregate indebtedness		$ 1,037,995

Schedule I (continued)

MUNICIPAL CAPITAL MARKETS GROUP, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2023

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 69,200
Minimum dollar net capital requirement of reporting broker-dealer	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 100,000
Net capital in excess of required minimum	$ 1,349,032
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$ 1,329,032
Ratio: Aggregate indebtedness to net capital	.7163 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2023.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSTION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company does not carry customer accounts or otherwise hold customer funds. The Company limits its business activities to effecting securities transaction via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. The Computation in Determination of Revenue Requirements and information Relating to the Possession or Control Requirements under Rule 15c3-3 under the Securities Exchange Act of 1934 are therefore not required.



Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of
Municipal Capital Markets Group, Inc.

We have reviewed management's statements, included in the accompanying Municipal Capital Markets Group, Inc.'s Exemption Report (the exemption report), in which:

1) Municipal Capital Markets Group, Inc. states Municipal Capital Markets Group, Inc. claims an exemption under paragraph (k)(2)(ii) of 17 C.F.R. §240.15c3-3 (the exemption provisions);

2) Municipal Capital Markets Group, Inc. states Municipal Capital Markets Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception; and

3) Municipal Capital Markets Group, Inc. states Municipal Capital Markets Group, Inc. is also filing the exemption report because Municipal Capital Markets Group, Inc.'s other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 (Footnote 74) are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to Municipal Capital Markets Group, Inc.; and Municipal Capital Markets Group, Inc. (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Municipal Capital Markets Group, Inc.; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Municipal Capital Markets Group, Inc.'s management is responsible for compliance with the exemption provisions and the provisions of Footnote 74 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Municipal Capital Markets Group, Inc.'s compliance with the exemption provisions and the provisions of Footnote 74. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the exemption provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. §240.15c3-3 and the provisions of Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

Moss Adams LLP

Dallas, Texas
February 27, 2024

Municipal Capital Market Group's Exemption Report

Municipal Capital Markets Group, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and the Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Municipal Capital Markets Group, Inc.

I, Fred R. Cornwall, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

By: _____
President
January 30, 2024